# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Phunware, Inc., CIK 0001665300
CUSIP: 71948P209
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1002 WEST AVENUE, AUSTIN, Delaware (DE), 19901
Date of event which requires filing of this statement: 08/21/2026
Filed by CIK 0001989386
Persons authorized to receive notices and communications: Huakun (Richard) Ding, 8 The Green, Ste R,, Dover, Delaware (DE), 19901, 4165580050

## Reporting persons
- Goldenwise Capital Group Ltd (CIK 0001989386): type of reporting person: investment adviser (IA); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 1,438,755; shared voting power 0; sole dispositive power 1,438,755; shared dispositive power 0; aggregate amount beneficially owned 1,438,755 (7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Phunware, Inc.
Address of issuer's principal executive offices: 1002 WEST AVENUE, AUSTIN, Delaware (DE), 19901

## Item 2. Identity and Background
Name of person filing: GoldenFuture Capital Investment Ltd, a Cayman Islands limited liability company ("GoldenFuture Fund"); Goldenwise Capital Group Limited, a Hong Kong limited liability company ("Goldenwise"), which serves as the investment manager of GoldenFuture Fund and certain separately managed accounts (the "SMAs"); Huakun (Richard) Ding, who serves as the founder and director of Goldenwise and GoldenFture Fund. This Statement is being filed by Huakun (Richard) Ding, the controlling member of Goldenwise, which manages GoldenFuture Fund and certain SMAs.
Residence or business address: The principal office or business address of the Fund and Goldenwise is Level 28, The Lee Garden Two, 28 Yun Ping Road, Cause way Bay, Hong Kong
Present principal occupation or employment: The principal business of GoldenFuture Fund is investing in securities and engaging in all related activities and transactions. The p rincipal business of Goldenwise, is serving as the investment manager of GoldenFuture Fund and certain SMAs. The principal occ upation of Mr. Huakun Ding is serving as the CEO and Chief Investment Officer of Goldenwise.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of compet ent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: GoldenFuture Fund is organized under the laws of the Cayman Islands. Goldenwise Capital Group Limited is organized under the laws of Hongkong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the Shares to which this Schedule 13D relates were purchased in open market on behalf of the Reporting Persons using the working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) o f the respective Reporting Person. The aggregate amount of funds used for the purchase of the securities reported herein was ap proximately USD $2,760,396, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 21th 2026, the Reporting Person submitted a formal Notice Letter to the Issuer nominating Mona Zhang for election to the Board of Directors at the Issuer's 2026 Annual Meeting of Stockholders.

Ms. Zhang is not an employee, officer or affiliate of the Reporting Person. She has 15+ years of experience in global financial markets and investment management, including experience at Mackenzie Investments, Burgundy Asset Management, Invesco Canada, etc.

The Reporting Person believes that Ms. Zhang's financial markets, investment, corporate governance and business strategic experience would bring valuable perspective to the Board. The Reporting Person intends to solicit proxies in support of Ms. Zhang's election in accordance with applicable law.

The Reporting Person is also evaluating the exercise of other shareholder rights available under applicable law, including the inspection of books and records.

The Reporting Person remains willing to engage constructively with the Board if meaningful governance reforms are seriously considered.

The Reporting Person believes that Phunware is undervalued and there are opportunities to enhance shareholder value through improved alignment, governance, and execution, and intends to continue to evaluate all available options to achieve such objectives. Depending on various factors, including, without limitation, market conditions, the Company's performance, and ongoing discussions with the Company and other shareholders, the Reporting Person may from time to time increase or decrease its beneficial ownership of the Company's securities, and may pursue various alternatives with respect to its investment, including engaging with other shareholders, seeking board representation, or pursuing other actions available to shareholders.

The Reporting Person reserves the right to formulate and pursue any plans or proposals described in Item 4 of Schedule 13D, subject to applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Goldenwise Capital Group Limited beneficially owns 1,438,755 shares of Common Stock, representing 7% of all the outstanding shares of Common Stock. The GoldenFuture Fund and certain SMAs are controlled by Goldenwise Capital Group. Therefore, Goldenwise Capital Group may be deemed to beneficially own the 1,438,755 shares of Common Stock.

Mr. Ding, as the CEO of Goldenwise Capital Group may be deemed to beneficially own the 1,438,755 shares of Common Stock beneficially owned by Goldenwise Capital Group through the GoldenFuture Fund and certain SMAs, representing 7% of all the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of Goldenwise Capital Group Limited and Mr. Ding may be deemed to have sole voting and dispositive power with respect to the 1,438,755 shares of Common Stock.
Transactions in the class effected during the past sixty days: Schedule 1 is attached.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Goldenwise Capital Group Limited manages options positions on behalf of GoldenFuture Fund and on behalf of individual clients (managed accounts). As to these options, Goldenwise has voting discretion and buy/sell discretion. Mr. Ding is the founder and director of Goldenwise and GoldenFuture.

GoldenFuture Fund holds the following put and call option positions in Phunware:

Short In-the-Money Put Options:
Exercise price $2.50, expiration October 2026: 718 contracts.
Exercise price $2.50, expiration January 2027: 110 contracts.

Managed accounts hold the following put and call option positions in Phunware:

Short In-the-Money Put Options:
Exercise price $2.50, expiration October 2026: 754 contracts.
Short Out-of-the-Money Call Options:
Exercise price $2.50, expiration October 2026: 498 contracts;

## Signatures
- Goldenwise Capital Group Ltd: Huakun (Richard) Ding, CEO (08/25/2026)